ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 8–10, 2015, the Board of Trustees of the Registrant approved the merger of John Hancock Small Cap Equity Fund into JHF II New Opportunities Fund. The record date for the shareholder meeting is December 17, 2015, the shareholder meeting date is March 30, 2016, and the date of the trusts’ merger is April 22, 2016.